FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of MAY, 2006

International KRL Resources Corp. (File #00-50902)

(Translation of registrant's name into English)

570 Pender Street W., #789, Vancouver, B.C. Canada, V6C 1H2

(Address of principal executive offices)

Attachments:

1.

News Release dated May 24, 2006- International KRL Resources Corp. Announces Spin Off Plan for Copper Hill

2.

News Release dated May 31, 2006- International KRL Resources Corp. Mobilizes Camp and Drills 15,000m Drill Program on Nor Property, Yukon

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X         Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  ____X_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

INTERNATIONAL KRL RESOURCES CORP.

(Registrant)

Date: 7 June, 2006

By: /s/ Seamus Young

 Name

Its: President/Director

(Title)

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: May 24, 2006
INTERNATIONAL KRL RESOURCES ANNOUNCES SPIN-OFF PLAN FOR COPPER HILL

May 24, 2006 – Vancouver – International KRL Resources Corp. (“The Company”) (TSX-V:IRK) today announced its intention to seek regulatory approval to permit the Company to distribute to its shareholders, on a pro rata basis, by way of a reduction of paid up capital, its interest in the Company’s Copper Hill Project. The Copper Hill Project consists of mineral claims, mineral leases and options covering approximately 56 square miles in the Shining Tree area of the Abitibi Greenstone Belt of Northern Ontario.

The proposed plan of reorganization will be implemented in several stages. The initial stage will involve the transfer of the Copper Hill Project to the Company’s wholly-owned subsidiary (the “Subsidiary”) in exchange for shares of the Subsidiary. It is expected that the closing of this initial transaction will take place on or before May 31, 2006.

Subject to regulatory approval, the Company will then distribute the shares of the Subsidiary, by way of a return of capital, to the shareholders of International KRL Resources Corp. on a pro rata basis. Following the receipt of regulatory approval, the Company will issue a press release confirming the record date established for such distribution.

International KRL Resources’ Board of Directors believes that it is in the best interests of its shareholders to segregate its active mineral properties and that the plan of reorganization will enhance shareholder value, simplify valuation of the Company, and increase access to capital for the Copper Hill Project through the public markets.

Implementation of the plan is subject to a number of conditions including regulatory approval, approval of the Supreme Court of British Columbia to reduce the stated capital of International KRL Resources Corp., the Subsidiary obtaining Reporting Issuer status in British Columbia, Ontario and Alberta and the listing of the Subsidiary’s shares on either the TSX Venture Exchange or the CNQ Exchange.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and advancement of prospective Canadian properties. The Company is currently focused on exploring for copper, uranium and gold on its NOR property in the Yukon Territory. A 15,000-metre drill program will be underway shortly. The camp is currently being set up and drills are expected on the property in the next 10 days pending weather.  For more information on International KRL Resources Corp. and its property portfolio please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

”Seamus Young”
Seamus Young,

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.

INTERNATIONAL KRL RESOURCES CORP.

TSX-V: IRK

PK (USA): IRKLF

NEWS RELEASE

TRADING SYMBOL - IRK (TSX-V) and IRKLF: PK (USA)	DATE: May 31, 2006
INTERNATIONAL KRL RESOURCES MOBILIZES CAMP AND DRILLS FOR 15,000 METRE DRILL PROGRAM ON NOR, YUKON

Wednesday, May 31, 2006 - International KRL Resources Corp. ("the Company") (TSX-V:IRK) today announced that the crew and the diamond drills are being mobilized to the NOR property.  A small crew has been on the property preparing the camp for the past two weeks. Additional crew and two diamond drills will be on site by the end of this week. The 15,000-metre helicopter-supported drill program on the NOR is expected to start early next week.

The objective of the program is to determine the extent of the NOR heterolithic hematite-rich diatreme breccia along an 8 km strike length and to evaluate mineralization that may be associated with the copper-uranium-gold-rare earth geochemical anomalies outlined during the 2005 exploration program. The property is also associated with a very large magnetic and gravity anomaly. This drill program should provide an initial evaluation of the potential of the NOR property to host an Olympic Dam-type deposit.

The first few holes of the program will focus on further clarifying the geological model.  “Drilling is the only conclusive exploration tool that can determine whether the geophysics, geochemistry and the geological model mesh underneath the surface,” said Seamus Young, President and CEO. “We have great expectations for the potential of this property and this program. With each hole we will gain a tremendous amount of information that will enable our exploration team to hone in or adjust the location of the subsequent drill holes as we work through this large diamond drill program, “ he added.

The proposed drill program is comprised of 8 parallel drill sections at right angles to the trend of the NOR ridge along its 8 km strike length. Each section will consist of 4 to 6 holes for a total of 1800 to 2100 metres per section.

The NOR property is comprised of 236 contiguous mining claims covering approximately 48 sq. km. The property is located on the east side of the Richardson Mountains in the Yukon Territory, 65 km east of the Dempster Highway and approximately 395 km north of Dawson City.

International KRL Resources Corp. is a mineral exploration company engaged in the acquisition, exploration and development of prospective Canadian properties. The Company is currently exploring for uranium, copper, and gold in the Yukon Territory, Saskatchewan, Ontario and British Columbia. For more information on the properties and International KRL Resources Corp. please visit www.krl.net, www.sedar.com and www.sec.gov websites.

ON BEHALF OF THE BOARD

”Seamus Young”
Seamus Young,

President

For further information contact:
International KRL Resources Corp.
Mr. Seamus Young, President

Statements contained in this news release that are not historical facts are forward-looking statements, which are subject to a number of known and unknown risks, uncertainness and other factors that may cause the actual results to differ materially from those anticipated in our forward looking statements. Although we believe that the expectations in our forward looking statements are reasonable, actual results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

The TSX Venture Exchange has neither approved nor disapproved the information contained herein.